# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GREEN DOT CORP, CIK 0001386278
CUSIP: 39304D102
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1675 N. FREEDOM BLVD (200 WEST), BUILDING 1, PROVO, Utah (UT), 84604
Date of event which requires filing of this statement: 04/11/2025
Amends the filing with accession number 0001193805-24-000736
Filed by CIK 0001517137
Persons authorized to receive notices and communications: JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, 212-845-7977; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,016,850; shared voting power 0; sole dispositive power 3,016,850; shared dispositive power 0; aggregate amount beneficially owned 3,016,850 (5.5% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 4,745,025 Shares (representing approximately 8.6% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 54,873,357 Shares outstanding, as of March 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 11, 2025.
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD (CIK 0001373638): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,705,404; shared voting power 0; sole dispositive power 1,705,404; shared dispositive power 0; aggregate amount beneficially owned 1,705,404 (3.1% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 2,617,861 Shares (representing approximately 4.8% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 54,873,357 Shares outstanding, as of March 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 11, 2025.
- STARBOARD VALUE & OPPORTUNITY S LLC (CIK 0001519812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 320,208; shared voting power 0; sole dispositive power 320,208; shared dispositive power 0; aggregate amount beneficially owned 320,208 (0.6% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 483,470 Shares (representing approximately 0.9% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 54,873,357 Shares outstanding, as of March 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 11, 2025.
- Starboard Value & Opportunity C LP (CIK 0001571704): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value R LP (CIK 0001575972): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 177,946; shared voting power 0; sole dispositive power 177,946; shared dispositive power 0; aggregate amount beneficially owned 177,946 (0.3% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 255,499 Shares (representing approximately 0.5% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 54,873,357 Shares outstanding, as of March 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 11, 2025.
- Starboard Value & Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 177,946; shared voting power 0; sole dispositive power 177,946; shared dispositive power 0; aggregate amount beneficially owned 177,946 (0.3% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 255,499 Shares (representing approximately 0.5% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 54,873,357 Shares outstanding, as of March 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 11, 2025.
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 177,946; shared voting power 0; sole dispositive power 177,946; shared dispositive power 0; aggregate amount beneficially owned 177,946 (0.3% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 255,499 Shares (representing approximately 0.5% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 54,873,357 Shares outstanding, as of March 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 11, 2025.
- Starboard X Master Fund Ltd (CIK 0001833016): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 255,809; shared voting power 0; sole dispositive power 255,809; shared dispositive power 0; aggregate amount beneficially owned 255,809 (0.5% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 602,239 Shares (representing approximately 1.1% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 54,873,357 Shares outstanding, as of March 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 11, 2025.
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,016,850; shared voting power 0; sole dispositive power 3,016,850; shared dispositive power 0; aggregate amount beneficially owned 3,016,850 (5.5% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 4,745,025 Shares (representing approximately 8.6% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 54,873,357 Shares outstanding, as of March 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 11, 2025.
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,016,850; shared voting power 0; sole dispositive power 3,016,850; shared dispositive power 0; aggregate amount beneficially owned 3,016,850 (5.5% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 4,745,025 Shares (representing approximately 8.6% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 54,873,357 Shares outstanding, as of March 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 11, 2025.
- Starboard Principal Co GP LLC (CIK 0001517140): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,016,850; shared voting power 0; sole dispositive power 3,016,850; shared dispositive power 0; aggregate amount beneficially owned 3,016,850 (5.5% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 4,745,025 Shares (representing approximately 8.6% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 54,873,357 Shares outstanding, as of March 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 11, 2025.
- Smith Jeffrey C (CIK 0001362697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,016,850; sole dispositive power 0; shared dispositive power 3,016,850; aggregate amount beneficially owned 3,016,850 (5.5% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 4,745,025 Shares (representing approximately 8.6% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 54,873,357 Shares outstanding, as of March 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 11, 2025.
- Feld Peter A (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,220; shared voting power 3,016,850; sole dispositive power 4,220; shared dispositive power 3,016,850; aggregate amount beneficially owned 3,021,070 (5.5% of the class)
  Comment: Note to rows (7)(9)(11)(13): Includes 4,220 Shares owned directly by Mr. Feld, which were granted to him in his former capacity as a director of the Issuer. Possesses economic exposure to an aggregate of 4,745,025 Shares (representing approximately 8.6% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 54,873,357 Shares outstanding, as of March 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 11, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value
Name of issuer: GREEN DOT CORP
Address of issuer's principal executive offices: 1675 N. FREEDOM BLVD (200 WEST), BUILDING 1, PROVO, Utah (UT), 84604
Comment: The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned ("Amendment No. 7"). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard X Master, and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Exhibit 1, which is incorporated by reference herein. The aggregate purchase price of the 1,705,404 Shares beneficially owned by Starboard V&O Fund is approximately $41,462,896, excluding brokerage commissions. The aggregate purchase price of the 320,208 Shares beneficially owned by Starboard S LLC is approximately $7,971,985, excluding brokerage commissions. The aggregate purchase price of the 177,946 Shares beneficially owned by Starboard L Master is approximately $4,424,899, excluding brokerage commissions. The aggregate purchase price of the 255,809 Shares beneficially owned by Starboard X Master is approximately $12,611,677, excluding brokerage commissions. The aggregate purchase price of the 557,483 Shares held in the Starboard Value LP Account is approximately $19,460,397, excluding brokerage commissions.

The 4,220 Shares owned directly by Mr. Feld were granted to him in his former capacity as a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 54,873,357 Shares outstanding, as of March 31, 2025, as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 11, 2025.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Information concerning transactions in the securities of the Issuer effected by the Reporting Persons since the filing of Amendment No. 6 to the Schedule 13D is set forth in Exhibit 1 attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

As previously disclosed, Starboard C LP entered into certain cash-settled total return swap agreements providing for economic exposure to an aggregate of 97,444 notional Shares (the "Previous Starboard C LP Swaps"). Since the filing of Amendment No. 6 to the Schedule 13D, Starboard C LP sold the Previous Starboard C LP Swaps. Accordingly, Starboard C LP is no longer a party to such Starboard C LP Swaps.

Starboard V&O Fund has entered into certain cash-settled total return swap agreements with UBS as the counterparty (the "Starboard V&O Fund Swaps") that constitute economic exposure to an aggregate of 912,457 notional Shares, representing approximately 1.7% of the outstanding Shares, which have a maturity date of December 1, 2025. The Starboard V&O Fund Swaps provide Starboard V&O Fund with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Starboard V&O Fund Swaps (such shares, the "Starboard V&O Fund Subject Shares"). Starboard V&O Fund does not have the right to convert the Starboard V&O Fund Swaps into Shares at any time. Taking into account the Starboard V&O Fund Subject Shares, Starboard V&O Fund has economic exposure to an aggregate of 2,617,861 Shares, representing approximately 4.8% of the outstanding Shares.

Starboard S LLC has entered into certain cash-settled total return swap agreements with UBS as the counterparty (the "Starboard S LLC Swaps") that constitute economic exposure to an aggregate of 163,262 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of December 1, 2025. The Starboard S LLC Swaps provide Starboard S LLC with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Starboard S LLC Swaps (such shares, the "Starboard S LLC Subject Shares"). Starboard S LLC does not have the right to convert the Starboard S LLC Swaps into Shares at any time. Taking into account the Starboard S LLC Subject Shares, Starboard S LLC has economic exposure to an aggregate of 483,470 Shares, representing less than 1% of the outstanding Shares.

Starboard L Master has entered into certain cash-settled total return swap agreements with UBS as the counterparty (the "Starboard L Master Swaps") that constitute economic exposure to an aggregate of 77,553 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of December 1, 2025. The Starboard L Master Swaps provide Starboard L Master with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Starboard L Master Swaps (such shares, the "Starboard L Master Subject Shares"). Starboard L Master does not have the right to convert the Starboard L Master Swaps into Shares at any time. Taking into account the Starboard L Master Subject Shares, Starboard L Master has economic exposure to an aggregate of 255,499 Shares, representing less than 1% of the outstanding Shares.

Starboard X Master has entered into certain cash-settled total return swap agreements with UBS as the counterparty (the "Starboard X Master Swaps") that constitute economic exposure to an aggregate of 346,430 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of December 1, 2025. The Starboard X Master Swaps provide Starboard X Master with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Starboard X Master Swaps (such shares, the "Starboard X Master Subject Shares"). Starboard X Master does not have the right to convert the Starboard X Master Swaps into Shares at any time. Taking into account the Starboard X Master Subject Shares, Starboard X Master has economic exposure to an aggregate of 602,239 Shares, representing approximately 1.1% of the outstanding Shares.

Starboard Value LP through the Starboard Value LP Account has entered into certain cash-settled total return swap agreements with UBS as the counterparty (the "Starboard Value LP Swaps") that constitute economic exposure to an aggregate of 228,473 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of December 1, 2025. The Starboard Value LP Swaps provide Starboard Value LP with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Starboard Value LP Swaps (such shares, the "Starboard Value LP Subject Shares"). Starboard Value LP does not have the right to convert the Starboard Value LP Swaps into Shares at any time. Taking into account the Starboard Value LP Subject Shares, Starboard Value LP through the Starboard Value LP Account has economic exposure to an aggregate of 785,956 Shares, representing approximately 1.4% of the outstanding Shares.

The Reporting Persons collectively have economic exposure to an aggregate of 4,745,025 Shares, representing approximately 8.6% of the outstanding Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities.

99.1 - Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, and Peter A. Feld, dated April 15, 2025.

## Signatures
- Starboard Value LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value GP LLC, its general partner (04/15/2025)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (04/15/2025)
- STARBOARD VALUE & OPPORTUNITY S LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its manager (04/15/2025)
- Starboard Value & Opportunity C LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R LP, its general partner (04/15/2025)
- Starboard Value R LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (04/15/2025)
- Starboard Value R GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (04/15/2025)
- Starboard Value & Opportunity Master Fund L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value L LP, its general partner (04/15/2025)
- Starboard Value L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (04/15/2025)
- Starboard X Master Fund Ltd: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (04/15/2025)
- Starboard Value GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co LP, its member (04/15/2025)
- Starboard Principal Co LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co GP LLC, its general partner (04/15/2025)
- Starboard Principal Co GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (04/15/2025)
- Smith Jeffrey C: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Jeffrey C. Smith (04/15/2025)
- Feld Peter A: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Peter A. Feld (04/15/2025)